EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

SUPPL

04046010

November 4, 2004

SEC MAIL PROCESSING
NOV 0 5 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

PROCESSED
NOV 0 9 2004
THOMSON
FINANCIAL

Shannon Ross

dlw 11/9

Shannon Ross
Corporate Secretary & CFO

Enclosure

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Mining Corporation – Idaho-Maryland Project Update
 – dated October 14, 2004

Correspondence with Securities Commission(s)

1. Form 51-102F3 – Material Change Report – dated October 15, 2004.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, BC V6C 3P1
http:/www.emgold.com

Date: October 14, 2004

TSX Venture Exchange Symbol: **EMR**
SEC 12g3-2(b): 82-3003

EMGOLD MINING CORPORATION – IDAHO-MARYLAND PROJECT UPDATE

Emgold Mining Corporation (EMR-TSX-V) ("Emgold") is pleased to report on progress with exploration and development activities at its Idaho-Maryland Project located in Grass Valley, California. Recent activities on the Idaho-Maryland include on-going exploration planning and resource definition, preparation of the Final Application for a Conditional Mine Use Permit and preparation of a new NI 43-101 Technical Report and Preliminary Assessment, as well as the further development and commercialization of the Ceramext™ Process.

EXPLORATION

Emgold's geologic team continues to review the results of the Phase 2 surface exploration program including the drill core from the 18,000 feet (5,486 m) of gold exploration drilling and the approximately 3,000 feet (915 m) of geotechnical drilling. The geotechnical drilling was completed to test the possible location of future exploration and production ramps and surface facilities at the Idaho-Maryland property and the suitability of the meta-volcanic rock within the Brunswick Slab using the Ceramext™ Process to produce high quality ceramic products.

Emgold has currently identified up to 26 conceptual exploration targets, each having the potential to host a sizeable gold deposit based on historical and current drill data from the Idaho-Maryland. It is important to note that these conceptual exploration targets may only be further defined by both surface and underground exploration drill programs. The Company's geologists are currently designing the Phase 3 surface drill program for 2005. An application to conduct the Phase 3 surface drill program will be prepared for submission to the City of Grass Valley. The Phase 3 program is presently expected to consist of approximately 25,000 feet (7,620 m) of core drilling conducted up to 5 sites located within the City. The Company is also planning a future 425,000 ft (130,000 m) underground drill program to test the 26 conceptual exploration targets and 200 resource blocks currently identified by the Idaho-Maryland geologic team. Underground exploration can only be accomplished by successfully obtaining a Conditional Mine Use Permit, and the Company estimates that the permitting process may take between 14 and 24 months, based on the experiences of previous mining operations located in California.

PERMITTING

Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation ("IMMC") continues to prepare the necessary documentation for submission of the Final Application for the required Conditional Mine Use Permit. In July 2004 the Company submitted a Conceptual Application to the City of Grass Valley and Nevada County for preliminary review and comment from appropriate government agencies prior to submission of the Final Application. In September 2004 IMMC received comments from the various government agencies on the Conceptual Application and is using this valuable input for the preparation of the Final Application. The Company has enjoyed a very good working relationship with the local community and governments and has been successful in obtaining all previous permits it has applied for. The Conditional Mine Use Permit will include, but not necessarily be limited to, the dewatering of the existing Idaho-Maryland Mine workings and the construction of a ramp for underground exploration and possible future mine production. The construction of the decline may also enable the production of ceramics from the development rock and further testing of underground exploration targets that are not accessible by surface exploration. The Mine Use Permit application will also include provisions for Emgold to operate a Ceramext™ plant to treat the development rock and mine tailings to produce ceramic building products from both the

development rock and tailings, sales of which are projected to contribute significant revenue that could reduce the cost of the complete mining operation. The Conditional Mine Use Permit Application contemplates the development of a staged gold mining operation on a scale of up to 2,400 tons per day after positive feasibility studies are completed and production decisions can be made.

ADVANCEMENT OF THE CERAMEXT™ PROCESS

Emgold through its wholly owned subsidiary, Golden Bear Ceramics Company ("Golden Bear") has successfully commissioned the Ceramext™ pilot plant located in Grass Valley, California. Soon after commissioning the pilot plant, Golden Bear's technical team was able to produce high quality ceramic billets suitable for further processing into a wide range of saleable ceramic products. The Company is primarily focused on the testing and utilization of meta-volcanic rock and tailings from the Idaho-Maryland project using the Ceramext™ Process to produce ceramic materials for both US and foreign markets. Specifically the Company is working to commercialize the patented Ceramext™ Process to process mine development rock and mine tailings from the Idaho-Maryland project into a variety of ceramic products, including ceramic floor, wall, countertop and roof tile, and ceramic brick, pavers, and block.

The Ceramext™ hot extrusion process is able to use a very wide range of silicate materials that would normally be considered waste materials. These include not only mine development rock and mine tailing materials, such as those from the Idaho-Maryland project, but also coal and lignite fly ash, incinerator and wood ash, waste earth materials, and a variety of other silicates. This process can be used to economically manufacture ceramic products with superior properties including materials 3 to 5 times stronger than conventional ceramics and that are impervious to water without glazing. The Ceramext™ Process is capable of producing high quality ceramics at approximately 40% less cost than other conventional ceramic processes because of its efficient use of energy.

Upon completion of the initial pilot plant testing of the Idaho-Maryland materials, the Company is planning the preparation of marketing studies leading to a feasibility study for production. Emgold anticipates completing the marketing and feasibilities studies using the Ceramext™ Process for the Idaho-Maryland Mine during 2005.

PREPARATION OF A NEW NI 43-101 TECHNICAL REPORT

Emgold has awarded the preparation of a new NI 43-101 Technical Report and Preliminary Assessment to AMEC E&C Services Limited ("AMEC"), a recognized world leader in specialized environmental, technical and construction services. The Technical Report will be an update to the previous Technical Report prepared by AMEC and announced on November 7, 2002 and will include a revised gold resource and a new industrial minerals resource utilizing meta-volcanic rock from the Idaho-Maryland to produce ceramics using the Ceramext™ Process. The Preliminary Assessment will provide an independent evaluation of the staged development and economics of the Idaho-Maryland Mine using new Measured, Indicated and Inferred Resources developed by Emgold's in house geologists and engineers. The report will be filed on http://www.sedar.com/ within 30 days of this announcement.

As of October 1, 2004, the Idaho-Maryland and Golden Bear project teams and have moved into the Company's 45,000 square foot (4,180 square metres) facility located in Grass Valley, California. This new facility houses all Grass Valley operations including administration, geology and core storage, mining development department and the Ceramext™ Process laboratory and pilot plant operations

For more information about Emgold's projects, the Idaho-Maryland Project and the Ceramext™ Process, please visit http:/www.emgold.com or http://www.sedar.com/.

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

October 14, 2004.

Item 3. **News Release**

The press release was issued on October 14, 2004 via news wire services.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

William J. Witte
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

October 15, 2004.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, BC V6C 3P1
www.emgold.com

October 14, 2004

TSX Venture Exchange Symbol: **EMR**
SEC 12g3-2(b): 82-3003

EMGOLD MINING CORPORATION – IDAHO-MARYLAND PROJECT UPDATE

Emgold Mining Corporation (EMR-TSX-V) ("Emgold") is pleased to report on progress with exploration and development activities at its Idaho-Maryland Project located in Grass Valley, California. Recent activities on the Idaho-Maryland include on-going exploration planning and resource definition, preparation of the Final Application for a Conditional Mine Use Permit and preparation of a new NI 43-101 Technical Report and Preliminary Assessment, as well as the further development and commercialization of the Ceramext™ Process.

EXPLORATION

Emgold's geologic team continues to review the results of the Phase 2 surface exploration program including the drill core from the 18,000 feet (5,486 m) of gold exploration drilling and the approximately 3,000 feet (915 m) of geotechnical drilling. The geotechnical drilling was completed to test the possible location of future exploration and production ramps and surface facilities at the Idaho-Maryland property and the suitability of the meta-volcanic rock within the Brunswick Slab using the Ceramext™ Process to produce high quality ceramic products.

Emgold has currently identified up to 26 conceptual exploration targets, each having the potential to host a sizeable gold deposit based on historical and current drill data from the Idaho-Maryland. It is important to note that these conceptual exploration targets may only be further defined by both surface and underground exploration drill programs. The Company's geologists are currently designing the Phase 3 surface drill program for 2005. An application to conduct the Phase 3 surface drill program will be prepared for submission to the City of Grass Valley. The Phase 3 program is presently expected to consist of approximately 25,000 feet (7,620 m) of core drilling conducted up to 5 sites located within the City. The Company is also planning a future 425,000 ft (130,000 m) underground drill program to test the 26 conceptual exploration targets and 200 resource blocks currently identified by the Idaho-Maryland geologic team. Underground exploration can only be accomplished by successfully obtaining a Conditional Mine Use Permit, and the Company estimates that the permitting process may take between 14 and 24 months, based on the experiences of previous mining operations located in California.

PERMITTING

Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation ("IMMC") continues to prepare the necessary documentation for submission of the Final Application for the required Conditional Mine Use Permit. In July 2004 the Company submitted a Conceptual Application to the City of Grass Valley and Nevada County for preliminary review and comment from appropriate government agencies prior to submission of the Final Application. In September 2004 IMMC received comments from the various government agencies on the Conceptual Application and is using this valuable input for the preparation of the Final Application. The Company has enjoyed a very good working relationship with the local community and governments and has been successful in obtaining all previous permits it has applied for. The Conditional Mine Use Permit will include, but not necessarily be limited to, the dewatering of the existing Idaho-Maryland Mine workings and the construction of a ramp for underground exploration and possible future mine production. The construction of the decline may also enable the production of ceramics from the development rock and further testing of underground exploration targets that are not accessible by surface exploration. The Mine Use Permit application will also include provisions for Emgold to operate a Ceramext™ plant to treat the development rock and mine tailings to produce ceramic building products from both the development rock and tailings, sales of which are projected to contribute significant revenue that could reduce the cost of the complete mining operation. The Conditional Mine Use Permit Application contemplates the development of a

staged gold mining operation on a scale of up to 2,400 tons per day after positive feasibility studies are completed and production decisions can be made.

ADVANCEMENT OF THE CERAMEXT™ PROCESS

Emgold through its wholly owned subsidiary, Golden Bear Ceramics Company ("Golden Bear") has successfully commissioned the Ceramext™ pilot plant located in Grass Valley, California. Soon after commissioning the pilot plant, Golden Bear's technical team was able to produce high quality ceramic billets suitable for further processing into a wide range of saleable ceramic products. The Company is primarily focused on the testing and utilization of meta-volcanic rock and tailings from the Idaho-Maryland project using the Ceramext™ Process to produce ceramic materials for both US and foreign markets. Specifically the Company is working to commercialize the patented Ceramext™ Process to process mine development rock and mine tailings from the Idaho-Maryland project into a variety of ceramic products, including ceramic floor, wall, countertop and roof tile, and ceramic brick, pavers, and block.

The Ceramext™ hot extrusion process is able to use a very wide range of silicate materials that would normally be considered waste materials. These include not only mine development rock and mine tailing materials, such as those from the Idaho-Maryland project, but also coal and lignite fly ash, incinerator and wood ash, waste earth materials, and a variety of other silicates. This process can be used to economically manufacture ceramic products with superior properties including materials 3 to 5 times stronger than conventional ceramics and that are impervious to water without glazing. The Ceramext™ Process is capable of producing high quality ceramics at approximately 40% less cost than other conventional ceramic processes because of its efficient use of energy.

Upon completion of the initial pilot plant testing of the Idaho-Maryland materials, the Company is planning the preparation of marketing studies leading to a feasibility study for production. Emgold anticipates completing the marketing and feasibilities studies using the Ceramext™ Process for the Idaho-Maryland Mine during 2005.

PREPARATION OF A NEW NI 43-101 TECHNICAL REPORT

Emgold has awarded the preparation of a new NI 43-101 Technical Report and Preliminary Assessment to AMEC E&C Services Limited ("AMEC"), a recognized world leader in specialized environmental, technical and construction services. The Technical Report will be an update to the previous Technical Report prepared by AMEC and announced on November 7, 2002 and will include a revised gold resource and a new industrial minerals resource utilizing meta-volcanic rock from the Idaho-Maryland to produce ceramics using the Ceramext™ Process. The Preliminary Assessment will provide an independent evaluation of the staged development and economics of the Idaho-Maryland Mine using new Measured, Indicated and Inferred Resources developed by Emgold's in house geologists and engineers. The report will be filed on www.sedar.com within 30 days of this announcement.

As of October 1, 2004, the Idaho-Maryland and Golden Bear project teams and have moved into the Company's 45,000 square foot (4,180 square metres) facility located in Grass Valley, California. This new facility houses all Grass Valley operations including administration, geology and core storage, mining development department and the Ceramext™ Process laboratory and pilot plant operations

For more information about Emgold's projects, the Idaho-Maryland Project and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com